UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 001-38402

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: November 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

NextPlay Technologies, Inc.

Full Name of Registrant

Monaker Group, Inc.

Former Name if Applicable

1560 Sawgrass Corporate Parkway, Suite 130

Address of Principal Executive Office (Street and Number)

Sunrise, Florida 33323

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

NextPlay Technologies, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended November 30, 2022 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense for the reasons set forth below. The delay is due primarily to recent business transactions (collectively, the “Transactions”), including, without limitation, the agreement to sell the Company’s travel and media businesses and the 1-for-20 reverse stock split of the Company’s authorized, issued and outstanding shares of common stock that was effected on January 6, 2023, as discussed in additional detail below.

On June 28, 2022, the Company entered into a Securities Exchange Agreement (as amended from time to time, the “TGS Securities Exchange Agreement”) with TGS Esports Inc. (“TGS”), a British Columbia corporation, William Kerby and Donald P. Monaco. Pursuant to the TGS Securities Exchange Agreement, TGS agreed to acquire (i) all of the outstanding equity interests that the Company, William Kerby and Donald P. Monaco held in NextTrip Group, LLC (“NextTrip”), a Florida limited liability company and direct subsidiary of the Company; and (ii) all of the equity interests the Company held in Reinhart Interactive TV AG, a company organized in Switzerland (“Reinhart”), in exchange for the Company receiving securities of TGS (the “TGS Transaction”). The TGS Transaction has not yet been consummated and is subject to various closing conditions. Following the closing of the TGS Transaction, the Company will continue to operate its remaining business units, including its HotPlay, NextFintech and NextBank lines of business.

On January 6, 2023, the Company implemented a reverse stock split of its authorized, issued and outstanding shares of common stock at a ratio of 1-for-20 (the “Reverse Split”). As a result of the Reverse Split, the Company was obligated to revise its financial statements and notes related thereto to account for the Reverse Split on a retroactive basis.

Not only did the foregoing Transactions result in the Company having to adjust its financial statements and notes related thereto to reflect the Reverse Split on a retroactive basis and to reflect the Company’s travel business that will be sold in the TGS transaction as assets held for sale, but the Transactions also resulted in a number of operational changes for the Company as well as changes in its management structure.

Additionally, on November 18, 2022, Kent Taepakdee resigned as the Company’s Chief Financial Officer. On November 28, 2022, the Company’s board of directors appointed Mr. Nutthaphol Rungsakhon to serve as the Company’s interim Chief Financial Officer. This transition has resulted in additional time being needed to finalize the financial statements and footnotes thereto that will be included in the Quarterly Report.

For the foregoing reasons, the Company requires additional time to complete certain procedures, including the completion of the Company’s financial statements, updating relevant disclosures to reflect the Reverse Split and changes to the Company’s business as a result of the Transactions, and completion of the procedures relating to management’s assessment of the effectiveness of internal controls; and therefore, the Company is unable to file the Quarterly Report by the prescribed filing due date. The Company is working diligently to complete the necessary work. The Company expects to file the Quarterly Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nithinan Boonyawattanapisut	954	889-9779
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the financial statements included in the Quarterly Report will reflect the financial condition, results of operations and cash flows of the Company and certain of its wholly- and majority-owned subsidiaries, certain of which include assets that have been classified as assets held for sale by the Company in connection with the TGS Transaction, during the quarter ended November 30, 2022. As a result of the foregoing Transactions, and in particular the agreement to sell the Company’s interest in NextTrip and Reinhart and the Reverse Split, the Company’s results of operations for the quarter ended November 30, 2022 that will be included in the Quarterly Report will include significant changes when compared to the results of operations of the Company included in the Company’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2021.

Due to the substantial changes in the business and operations of the Company in connection with the foregoing, and the continuing preparation of the financial statements of the Company, the Company cannot, at this time, provide a reasonable estimate of the results of operations for the quarter ended November 30, 2022.

NextPlay Technologies, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 17, 2023	NextPlay Technologies, Inc.

	By:	/s/ Nithinan Boonyawattanapisut
Nithinan Boonyawattanapisut
Co-Chief Executive Officer

4